SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item

1.	Letters to the Stock Exchanges in Santiago dated September 30, 2003

2.	Essential Fact

3.	Letter to Bank of New York dated September 30, 2003

Santiago, September 30, 2003

To:

Bolsa Electrónica de Chile [Electronic Exchange of Chile]

Bolsa de Valores [Securities Exchange]

By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently effective, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

These facts constitute essential information about this banking company and will be made known to the public through a notice to be published in the newspaper La Nación on October 1 of this year.

Once the publication has been done, I will send you a photocopy of it.

Sincerely,

María Elisa Abovic Wiegand

Auditor

Banco Bilbao Vizcaya Argentaria, Chile

Santiago, September 30, 2003.

To:

Bolsa de Corredores [Brokers Exchange]

Bolsa de Valores [Securities Exchange]

By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently effective, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

These facts constitute essential information about this banking company and will be made known to the public through a notice to be published in the newspaper La Nación on October 1 of this year.

Once the publication has been done, I will send you a photocopy of it.

Sincerely,

María Elisa Abovic Wiegand

Auditor

Banco Bilbao Vizcaya Argentaria, Chile

Santiago, September 30, 2003.

To:

Bolsa de Comercio de Santiago [Santiago Commerce Exchange]

Bolsa de Valores [Securities Exchange]

By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently effective, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

These facts constitute essential information about this banking company and will be made known to the public through a notice to be published in the newspaper La Nación on October 1 of this year.

Once the publication has been done, I will send you a photocopy of it.

Sincerely,

María Elisa Abovic Wiegand

Auditor

Banco Bilbao Vizcaya Argentaria, Chile

Santiago, September 30, 2003.

Mr. Enrique Marshall R.

Superintendent of Banks and

Financial Institutions

By Hand

Dear Sir:

Pursuant to statutory and regulatory provisions currently effective, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

These facts constitute essential information about this banking company and will be made known to the public through a notice to be published in the newspaper La Nación on October 1 of this year.

Once the publication has been done, I will send you a photocopy of it.

Sincerely,

Ramón María Monell Valls

General Manager

Banco Bilbao Vizcaya Argentaria, Chile

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

ESSENTIAL FACT

Banco Bilbao Vizcaya Argentaria, Chile, informs its distinguished clientele and the general public that, at an ordinary meeting of the board of directors, held on September 24, 2003, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

This publication gives notice of essential facts in the situation of the Bank and is being done by virtue of the provisions of articles 9 and 10 of Law N° 18.045.

THE GENERAL MANAGER

Santiago, September 30, 2003

Mr. Edgar Piedra

Assistant Treasurer

The Bank of New York

101 Barclays Street 22nd. Floor-West

New York, New York 10286

U.S.A.

Dear Sir:

This is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, it was resolved to move the Head Office of the aforementioned Financial Institution to the 17th floor of the “BBVA” building located at calle Pedro de Valdivia N°100, Comuna de Providencia in the City of Santiago, Chile, where the General Management is located.

Be further apprized that the amendment of the bylaws of the subsidiary BBVA Administradora de Fondos Mutuos BHIF S.A. has been formalized, as has its merger with BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La Vivienda S.A., these last two companies having been absorbed by the first one, which was duly authorized by the Superintendency of Securities and Insurance through resolution N° 260 dated August 29, 2003. The amendment of the bylaws of the absorbing company consists of a change in the type of management company, which has become a General Manager of Funds, pursuant to the provisions of Title XXVII of Law N° 18.045, and its name will be “BBVA Administradora General de Fondos S.A.” and its activity as such will start as of October 1, 2003.

These facts constitute essential information about this banking company and will be made known to the public through a notice to be published in the newspaper La Nación in Chile on October 1 of this year, and will also be communicated today by letter to be sent to the Superintendency of Banks and Financial Institutions and Securities Exchanges of Chile.

Sincerely,

María Elisa Abovic Wiegand

Auditor

Banco Bilbao Vizcaya Argentaria, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Date: October 2, 2003	By:	/s/ RAMÓN MONELL VALLS

	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer